Exhibit 4.5
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock of Alto Neuroscience, Inc., or the Company, and certain provisions of the Company’s amended and restated certificate of incorporation, or the restated certificate, and amended and restated bylaws, or restated bylaws, are summaries. These summaries are qualified in the entirety by reference to the provisions of the Delaware General Corporation Law and the complete text of the restated certificate and restated bylaws, which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, of the Company’s Annual Report on Form 10-K to which this description is also an exhibit.

General

The restated certificate authorizes the Company to issue up to 500,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated. The Company’s board of directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

Voting

Each holder of the Company’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The Company’s stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding-up, holders of its common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights, Preferences, and Privileges

Holders of the Company’s common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to its common stock. The rights, preferences, and privileges of the holders of the Company’s common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of the Company’s preferred stock that may be designated and issued in the future.

Fully Paid and Nonassessable

All of the Company’s outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The Company’s board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

The Company’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control that may otherwise benefit holders of the Company’s common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. The Company has no current plans to issue any shares of preferred stock.

K2 Loan Agreement and Warrants
In December 2022, the Company entered into a loan and security agreement, or the Original Loan Agreement, with K2 HealthVentures LLC, as a lender and the other lenders from time to time party thereto, or collectively, the Lender, K2 HealthVentures LLC, as administrative agent for the Lender, and Ankura Trust Company, LLC, as collateral agent for the Lender. In connection with the Company’s entry into the Original Loan Agreement, the Company issued a warrant, or the Original Warrant, to K2 HealthVentures Equity Trust LLC. In January 2025, the Company entered into the first amendment to the Original Loan Agreement, or the Amendment, amending the terms of the Original Loan Agreement, or, as amended, the Amended Loan Agreement, to, among other things, extend the maturity date of the term loan facility thereunder from December 1, 2026 to January 1, 2029 and increase the maximum available amount of term loans from $35.0 million to $75.0 million.
Under the Amended Loan Agreement, the Lender may, at its option, elect to convert any portion of no more than $9.0 million of the then outstanding term loan amount, or the Conversion Amount, ($4.0 million of which was reflected in the Original Loan Agreement and $5.0 million of which is reflected in the Amendment) into shares of the Company’s common stock, or the Conversion Shares. The number of shares to be issued upon conversion is determined by dividing (a) the portion of the term loan amount converted, by (b) the Applicable Conversion Price. Applicable Conversion Price means (i) with respect to any conversion of up to $4.0 million of the Conversion Amount, $10.49, and (ii) with respect to any conversion of the remaining $5.0 million of the Conversion Amount, $4.8259, in each case subject to certain adjustments set forth in the Amended Loan Agreement.
Under the terms of the Amended Loan Agreement, no conversion is permitted to the extent that, upon such issuance, the number of shares of common stock then beneficially owned by the Lender or a designated affiliate, together with their affiliates and any other persons or entities whose beneficial ownership of common stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act would exceed 9.985% of the total number of shares of the Company’s common stock then issued and outstanding, or the Beneficial Ownership Cap. The Lender has the right, upon 61 days’ prior written notice to the Company, to waive the Beneficial Ownership Cap. Notwithstanding any such waiver, under the terms of the Amended Loan Agreement, no conversion is permitted if the issuance of shares upon conversion, together with any shares previously issued upon a conversion and any shares previously issued upon exercise of a Warrant (as defined below), would result in (a) the issuance of more than 19.99% of the Company’s common stock outstanding as of the effective date of the Amendment or (b) the Lender or a designated affiliate, together with their affiliates and any other persons or entities whose beneficial ownership would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, beneficially owning in excess of 19.99% of the Company’s then-outstanding common stock, in each case if such issuance would require prior approval of the Company’s stockholders pursuant to New York Stock Exchange listing rules.
In connection with the Amendment, the Original Warrant was amended and restated, or the Amended and Restated Warrant, to lower the exercise price to $3.7122 per share, or the Exercise Price. The Amended and Restated Warrant is exercisable for 35,773 shares of the Company’s common stock and expires on December 15, 2032. Further, in connection with the Amendment, the Company issued an additional warrant, or the New Warrant, together with the Amended and Restated Warrant the Warrants and each a Warrant, to purchase a number of shares of the Company’s common stock calculated as follows: (a) (i) 0.025, multiplied by (ii) the aggregate principal amount of the term loans actually funded under the Amended Loan Agreement, divided by (b) the Exercise Price. The New Warrant expires on January 13, 2035. The exercise of the Warrants is subject to the same beneficial ownership and overall share issuance limitations set forth above.
Upon exercise or conversion, the shares of common stock underlying the Warrants and convertible portion of the term loans under the Amended Loan Agreement will be entitled to the registration rights set forth in the Company’s amended and restated investors’ rights agreement.

Wellcome Grant Agreement
In July 2024 the Company entered into a convertible loan agreement, or the Convertible Grant Agreement, with The Wellcome Trust Limited, or Wellcome, pursuant to which the Company received a funding award to support its Phase 2b clinical trial evaluating ALTO-100 in patients with bipolar depression. The Convertible Grant Agreement provides for an unsecured convertible loan, or the Wellcome Loan, from Wellcome to the Company of up to approximately $11.7 million, payable in six tranches; $1.3 million was funded upon the execution of the Convertible Grant Agreement, and the remainder will be funded upon draw down of the remaining initiation payment or the completion of certain milestones relating to the Phase 2b clinical trial, subject to certain conditions as described in the Convertible Grant Agreement.
At any time after the second anniversary of the effective date of the Convertible Grant Agreement, Wellcome has the right, at its election, to convert some or all of the Wellcome Loan into shares of the Company’s common stock. Any amounts converted pursuant to such conversion right will be converted into common stock at a price per share equal to a 20% discount to the thirty-day volume-weighted average price of our common stock on the New York Stock Exchange at the date of such conversion. In addition, in connection with a Sale (as defined in the Convertible Grant Agreement) of the Company, Wellcome may convert some or all of the Wellcome Loan into common stock at a price per share equal to a 20% discount to the applicable share price, calculated as set forth in the Convertible Grant Agreement. The Convertible Grant Agreement provides that in no event shall the aggregate number of shares of common stock issued pursuant to conversion of the Wellcome Loan exceed 5,363,326, which is equal to 19.9% of the number of shares of the Company’s common stock outstanding as of the date of the Convertible Grant Agreement.
At any time after the fifth anniversary of the effective date of the Convertible Grant Agreement, or in connection with a Sale, to the extent not converted as described above, Wellcome may require repayment of the Wellcome Loan in full, together with accrued interest. Upon the occurrence of an event of default, Wellcome may also elect to convert the Wellcome Loan into common stock as described above or to require repayment of the Wellcome Loan in full, as more fully set forth in the Convertible Grant Agreement.

Registration Rights

Certain holders of shares of the Company’s common stock are entitled to certain rights with respect to registration of such shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to the terms of an amended and restated investors’ rights agreement by and among the Company and certain of its stockholders and holders of its outstanding warrants, as applicable. These shares are collectively herein referred to as registrable securities.

The amended and restated investors’ rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. Under the terms of the investor’s rights agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of the Company’s common stock acquired by these holders.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback, and Form S-3 registration rights described below will generally expire on the third anniversary of the Company’s initial public offering (or such later date that is 180 days following the expiration of all deferrals of the Company’s obligations pursuant to the registration rights section of the amended and restated investors’ rights agreement that remain in effect as of the third anniversary of the consummation of the Company’s initial public offering), or with respect to any particular holder, at such time that such holder can sell its shares without limitation under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

At any time after July 30, 2024, the holders of the registrable securities will be entitled to certain demand registration rights. The holders of a majority of the registrable securities then outstanding may make a written request that the Company register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities representing at least a majority of the registrable securities then outstanding. The Company is not obligated to take any action in response to such request (i) during the period that is estimated to be 60 days before and 180 days after the effective date of a Company-initiated registration, (ii) if the Company has already effected two registrations pursuant to such requests for registration on Form S-1, or (iii) if the initiating holders propose to register securities that may be immediately registered on Form S-3.

Additionally, if the Company determines that it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company, (ii) require making a premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, or (iii) render the Company unable to comply with requirements under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act, to effect such a demand registration, then the Company has the right to defer such registration, not more than once in any 12-month period, for an aggregate of up to 90 days.

Piggyback Registration Rights

If the Company proposes to register any of its securities under the Securities Act in another offering, either for its own account or for the account of other security holders, the holders of registrable securities will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration, subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in such registration under specified circumstances.

Form S-3 Registration Rights

At any time when the Company is eligible to use a Form S-3 registration statement, the holders of the registrable securities then outstanding will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that the Company register for offer and sale their shares on Form S-3 if the Company is qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities representing at least 20% of the registrable securities. The Company is not obligated to take any action in response to such request (i) during the period that is estimated to be 30 days before and 90 days after the effective date of a Company-initiated registration, or (ii) if the Company has already effected two registrations pursuant to such requests for registration within the preceding 12-month period. Additionally, if the Company determines that it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company, (ii) require making a premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act to effect such a demand registration, then the Company has the right to defer such registration, not more than once in any 12-month period, for an aggregate of up to 90 days.

Expenses of Registration Rights

The Company is required to pay all expenses, including reasonable fees and expenses, not to exceed $50,000 per registration, of one counsel to represent the selling stockholders, relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, stock transfer taxes, and any additional fees of counsel for the selling stockholders, subject to specified conditions and limitations. The Company is not required to pay registration expenses if a demand registration request is withdrawn at the request of a majority of holders of registrable securities to be registered, unless holders of a majority of the registrable securities agree to forfeit their right to one demand registration.

The amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the applicable registration statement attributable to the Company, and the selling stockholders are obligated to indemnify the Company for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

The Company is subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder (in one transaction or a series of transactions);

•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

•any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•any receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of the Company’s restated certificate and restated bylaws, may delay or discourage transactions involving an actual or potential change in control or change in management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that the Company’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the Company’s common stock. Among other things, the Company’s restated certificate and restated bylaws:

•permit the Company’s board of directors to issue, without further action by the stockholders, up to 10,000,000     shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control) that may be senior to the Company’s common stock;

•provide that the authorized number of directors may be changed only by resolution of the Company’s board of directors;

•provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66

2/3% of the voting power of all of the Company’s then-outstanding shares of the common stock entitled to vote generally at an election of directors;

•provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•divide the Company’s board of directors into three classes with each class serving three-year staggard terms;

•require that any action to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•provide that special meetings of the Company’s stockholders may be called only by the chair of the board, the Company’s Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Choice of Forum

The Company’s restated certificate and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the Company’s current or former directors, officers or other employees to the Company or its stockholders; (iii) any action or proceeding asserting a claim against the Company or any of the Company’s current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, the Company’s restated certificate or restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Company’s restated certificate of incorporation or the Company’s restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Company or any of its directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Additionally, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Company’s restated certificate also provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, the Company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of its restated certificate. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Listing

The Company’s common stock is listed on the New York Stock Exchange under the symbol “ANRO.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC). The transfer agent and registrar’s address is 55 Challenger Road, Ridgefield Park, NJ 07660.